UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

_______________________________________________

X

APPLICATION PURSUANT TO
SECTION 8(f) OF THE
IN THE MATTER OF NATIONAL	INVESTMENT COMPANY ACT
PRESTO INDUSTRIES, INC.	OF 1940, AS AMENDED, FOR AN
3925 NORTH HASTINGS WAY	ORDER DECLARING THAT
EAU CLAIRE, WISCONSIN 54703-3703	NATIONAL PRESTO
INDUSTRIES, INC., HAS CEASED
FILE NO. _____________________	TO BE AN INVESTMENT
COMPANY

X

_______________________________________________

I.	Introduction

          On December 27, 2005, National Presto Industries, Inc. (the “Company”) filed Form N-8A, a Notification of Registration under Section 8(a) of the Investment Company Act of 1940, as amended (the “Act”) (the “Notification”), with the Securities and Exchange Commission (the “Commission”) in order to comply with an Order for Permanent Injunction (the “Order”) entered by Charles R. Norgle, District Judge of the United States District Court for the Northern District of Illinois, dated December 9, 2005, in SEC v. National Presto Industries, Inc., as clarified on December 23, 2005.1 The Opinion and Order (the “Opinion”) entered by the Court on October 31, 2005, was based solely on financial information from the period of 1994 through 2003, and did not consider substantial changes that had occurred after 2003. As a result of changes in the fair value of the Company’s assets since 2003, the Company is not now an investment company

1          Case No. 1:02-cv-05027.

This Application consists of 31 pages.

as defined in Section 3(a)(1) of the Act.2 By filing this Application under Section 8(f) of the Act, the Company seeks an order declaring it has ceased to be an investment company.3

II.	Background

          The language of Section 8(a) of the Act restricts registration under the Act to “[a]ny investment company organized or otherwise created under the laws of the United States or of a State.” Therefore, a company that is not an “investment company” as defined in Section 3(a)(1) of the Act should not be able to register under the Act merely by virtue of filing a notification of registration under Section 8(a) of the Act. Although the Company believes that it was not when it filed the Notification, and has not been since filing the Notification, an investment company as defined in Section 3(a)(1) of the Act and, therefore, was not eligible or entitled to file the Notification, the Company nevertheless filed the Notification solely to comply with the Order. Given the circumstances, the Company believes that serious questions exist as to whether the Company is, in law, properly registered as an investment company. Solely for the purposes of this Application, however, the Company takes the position that it is registered, fully subject to the jurisdiction of the Commission under the Act.4

2          The judgment of the Court in SEC v. National Presto Industries, Inc. is currently under appeal. The Company filed the Notification with the Commission solely to comply with the Order. The Company maintains that it has never met the definition of an “investment company” under the Act. Accordingly, by filing this Application, the Company does not intend to concede any issue that may be presented on appeal in that litigation.

3          Id.

4          Id.

III.	The Law - Definitions of “Investment Company” in Section 3(a)(1) of the Act

          There are two principal definitions of the term “investment company” in the Act.5 An entity that is an investment company under either definition must be registered under the Act, unless it satisfies one of the exclusions from the definitions. Section 3(a)(1)(A) of the Act defines the term “investment company” to mean any issuer that:

“is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities....”

Section 3(a)(1)(C) also defines the term “investment company” to mean any issuer that:

“is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items6) on an unconsolidated basis.”

Section 2(a)(41)(A) of the Act defines the term “value” for purposes of Section 3 of the Act to mean “(i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.” Further, the term “investment securities” is defined in Section 3(a)(2)

5          Section 3(a)(1)(B) describes a face-amount certificate company, which has become almost obsolete.

6          In an enforcement no-action letter, the SEC’s Division of Investment Management took the position that shares of a registered money market fund would be treated as “cash items” for purposes of Section 3(a)(1)(C). Willkie Farr & Gallagher (Sept. 27, 2000), [2000-2001 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶78,011.

of the Act to mean “all securities except (A) Government securities,7 (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which are (i) not investment companies, and (ii) are not relying on the exception from the definition of investment company” in Sections 3(c)(1) or 3(c)(7) of the Act.

IV.	Application of the Law to the Company’s Facts

          The Company believes that it currently is not an “investment company” as defined in Sections 3(a)(1)(A) or 3(a)(1)(C) of the Act. With respect to the Section 3(a)(1)(C) definition, as a result of changes in the fair value of the Company’s assets since 2003, the Company does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, as discussed in detail Section IV. D., infra. With respect to the Section 3(a)(1)(A) definition, the Company is not, and does not hold itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Although Judge Norgle did not find that the Company was an “orthodox” investment company within the meaning of Section 3(a)(1)(A), but instead found it was an “inadvertent” investment company under Section 3(a)(1)(C), for purposes of thoroughness and the statutory exemption from Section 3(a)(1)(C) provided in Section 3(b)(1), an analysis of the Company’s primary business is provided below.

          When determining the primary business of an issuer for purposes of the Act, the Commission traditionally has focused on a company’s historical development, its public representations of policy, the activities of its officers and directors, the nature of its present

7          The term “Government security” is defined in Section 2(a)(16) of the Act to mean any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress; or any certificate of deposit for any of the foregoing.

assets, and the sources of its present income (the “Tonopah Mining tests”).8 As discussed below, the Company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities under the Tonopah Mining tests and does not fall within the definition of “investment company” in Sections 3(a)(1)(A) or 3(a)(1)(C) of the Act.9

A.	The Company’s Historical Development

          Organized in 1905 as Northwestern Steel and Iron Works, the Company initially manufactured industrial sized pressure canners. The Company moved into the commercial pressure canner market in the early 1920s with a small canner for farms and ultimately invented the first pressure cooker for the urban market. The Company temporarily ceased producing pressure cookers during World War II to devote itself to the support of the war effort through the production of artillery and rocket fuzes. Thereafter, it became a stated goal of the Company to maintain a defense-related business to enable it to survive during times of war when, due to governmentally imposed “set asides,” material for commercial production might not be available.

          After World War II, the Company resumed the manufacture of pressure cookers, ultimately diversifying into portable electric appliances. It expanded its commercial production facilities both horizontally (with more plants) and vertically (with a tool and die, printing, door to door sales, and truck leasing companies) to locations both in and outside of Wisconsin. In 1953, it changed its name to National Presto Industries, Inc., after its famous Presto© Pressure Cooker.

[8] In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (July 22, 1947). See also ICOS Corp., Investment Company Act Release No. 19334 (Mar. 16, 1993), 1993 SEC LEXIS 592.

[9]          The Tonopah Mining tests incorporate all of the factors, albeit on a more general level, that must be considered when determining whether a Company falls within the definition of an investment company in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Act.

Over the next five decades, the Company introduced many new and significant products. Its reputation as a small electrics innovator began with the development of the patented removable probe control introduced in 1956, which continues to this day to be the key feature on the electric frying pans and griddles marketed both by the Company and its competitors. In the mid-1970s, the Company used television to introduce to the public the PrestoBurger® hamburger cooker and began a strategy of creating innovative products and merchandising them where appropriate with extensive and expensive television advertising campaigns. Given the fact that most new products fail, this strategy involves a significant amount of risk. Further, substantial capital is required to fund the advertising campaigns. To the extent a new product introduction is a success, however, this strategy can be very profitable. Failure means not only a loss of credibility with retailers, with an associated difficulty of placing new products in the future, but also incurring the costs associated with the abandonment of tooling and specialized equipment, closing out excessive inventory of finished goods, scrapping parts and special materials on hand, and advertising. Because of the significant amount of risk involved, the Company has one of the highest operating margins in the small appliance industry.

          The vertical businesses, all of which were small, were sold in the late 1970s and early 1980s in recognition of the fact that the time and effort spent managing the small subsidiaries could be put to better use in managing business segments of substantial size. The Company focused considerable time, effort, and energy on locating acquisition candidates that ideally would be (1) contra-seasonal, (2) of substantial size, and (3) in a different industry. Internally generated funds, both from past profitability and the disposition of the vertical businesses, were maintained for the purposes of making such acquisitions. To ensure safety and liquidity, a majority of the funds were placed in cash-like instruments (categorized as cash equivalents on the Company’s balance sheet) and most of the balance in short-term high-rated municipal bonds, many of which were pre-refunded with U.S. government bonds.

          Dozens of businesses were explored as acquisition candidates and intensive due diligence was completed before final offers were made. In many instances, the Company was outbid; in others, the information secured during due diligence dictated a decision not to proceed. The Company ultimately selected the absorbent products industry as a prime target for Company acquisitions. In November 2001, the Company purchased the assets of RMED (subsequently renamed PAPI), a company that manufactured baby diapers. In October 2003, the Company acquired the assets of NCN Hygienic Products, Inc., a Georgia-based manufacturer of absorbent products for the adult incontinence market and puppy training pads, and renamed it Presto Absorbent Products — Atlanta (“PAPA”). Major capital expenditures have been made to purchase state-of-the-art equipment to expand the Company’s absorbent products business ($31.5 million had been authorized as of December 31, 2004). With each new machine costing several million dollars, sizable amounts of capital are required for this business. During 2004, revenues from the Company’s absorbent product segment totaled $28.2 million.

          The Company also continued as a defense producer after World War II. During the Korean War, it produced shell casings and aircraft parts. Towards the end of that war, it dedicated its Eau Claire facility to six lines of the 105 mm projectile using the hot cup-cold draw method of manufacture, developed by one of its engineers. An 8-inch line using the same manner of production was added in the late 1950’s. Ultimately, the Company became a significant producer of the 105mm projectiles and 8-inch shells during the Vietnam War in the 60’s and 70’s. Thereafter, the Eau Claire manufacturing equipment underwent a multi-million dollar modernization program. Upon completion of the modernization program, the facility was the subject of uninterrupted contracts with the government pursuant to which the facility was maintained in a high state of readiness until the early 1990’s when the Department of Defense dismantled its industrial military base. At the time of the dismantling, the Company indicated that it would develop a new defense presence at the earliest feasible opportunity once long-term national defense priorities changed. In the late 1990s in response to changes in the defense environment, the Company hired a defense executive specifically for the purpose of seeking a defense acquisition.

          In 2001, the Company re-entered the defense business by purchasing AMTEC Corporation of Janesville, Wisconsin, which manufactures military fuses and precision mechanical assemblies and electro-mechanical assemblies for the Department of Defense and its prime contractors. In 2003, the Company acquired Spectra Technology LLC (“Spectra”), located in East Camden, Arkansas, which performs load, assemble, and pack (“LAP”) operations on ordnance-related products for the U.S. government and its prime contractors. Capital expenditures have been required for these businesses as well, including a new 55,000 square foot building for AMTEC, a 15,000 square foot addition to that facility in 2004, and additional equipment and facilities for both AMTEC and Spectra. During 2004, Presto’s defense segment generated $24.5 million in revenue. On April 29, 2005, AMTEC was awarded a high-volume, prime contract for the U.S. Army’s five-year, 40mm systems program. The Company recently announced that it has finalized contracts with the United States Army totaling $92 million for the first year of the systems program, alone.

          In 2001, the Company recognized that it could no longer competitively manufacture small appliances and pressure cookers in the United States due to cost and pricing pressures. It set up a sizable reserve to pay for the costs associated with closing down its manufacturing facilities in Alamogordo, New Mexico, and Jackson, Mississippi, and moving production overseas. As a result of that reserve, 2001 was the only year in its long history in which the Company has incurred an operating loss. By the end of 2002, the Company had shifted all significant manufacturing operations in its household appliance business to independent contractors in Asia. The transition to Asia required a full redesign of all of the Company’s products, the purchase of all new tooling, as well as the refurbishment of the plant in Jackson, Mississippi, that now serves as an additional warehousing and distribution facility.

          Today, Company employees formerly responsible for both manufacturing small appliances and purchasing materials and component parts for manufacturing such appliances are responsible for purchasing finished products for the Company. The Eau Claire staff performs the Company’s engineering and product design functions. The Company purchases all tooling used to manufacture its products. Members of the Company’s purchasing and engineering departments in Eau Claire, who closely supervise the manufacturing process, are in daily contact with vendors in Asia to oversee this process, and make numerous in-person visits annually. Once the products are manufactured and leave Asia, they are shipped to a variety of Company distribution centers, warehouses, and shipping facilities in the United States and Canada. Products are inspected to assure quality before shipment to retailers. The Company’s national sales force is responsible for its relationships with retailers, and the Company supports retail sales with substantial national and cooperative advertising expenditures. During 2004, the Company’s household appliance segment generated $106 million in sales. Further, the Company has actively pursued litigation, all of which has been successful, to protect and preserve the trademarks and patents associated with its products. All of these actions are consistent with the activities of an operating company as opposed to an investment company.

          As a result of its history, the Company believes that there can be no serious question that the Company has always been primarily an operating company and has never been, and does not intend to be, primarily engaged in the business of acquiring investment securities for investment, reinvestment, or trading.

B.	The Company’s Public Representations of Policy

          The Company has always held itself out as an operating company.10 Its Annual Reports, Forms 10-K and 10-Q, and its press releases and newspaper coverage are unequivocal in portraying the Company as an operating company. At no point has the Company indicated to the public, including its shareholders, the press, or the population at large, an interest in pursuing the investment business. All of the Company’s representations have focused on the appliance business, the defense business, the absorbent products business, and the Company’s desire to diversify its operating businesses. None of the Company’s representations identify the investment business as an activity pursued by the Company.

          The Company’s statements of policy in its annual reports and public filings are consistent with the fact that it is, and has been, primarily engaged in a business other than that of investing in securities.11 For instance, in its most recent Annual Report (2004), the Company stated:

The Company operates in three business segments. The Company identifies its segments based on the Company’s organization structure, which is primarily by principal products. The principal

[10] The Company is a reporting company under the Securities Exchange Act of 1934, and its shares are listed for trading on the New York Stock Exchange.

[11]          The contrast between the facts in Tonopah Mining and here is noteworthy. In Tonopah Mining, the Commission found that the annual reports contained few or no direct representations as to the nature of the company and apparently consisted of a balance sheet, profit and loss statement, and an itemized list of security holdings. See Tonopah Mining at 429. Conversely, the Company’s Annual Report is a glossy four-colored document that describes the Company’s operating businesses in detail, including color pictures of new products, as well as its existing product lines.

product groups are housewares/small appliances, defense products, and absorbent products. The Company’s annual reports comment on developments in its businesses, its new products, improvements, and acquisition efforts.

          The Company is a well-known household appliance innovator. The Company maintains a web site (www.gopresto.com) that provides product information, recipes, and general information about the Company. Furthermore, the Company has spent millions of dollars in national advertising to promote its appliances. The market views and classifies the Company as a consumer-oriented operating company, and not as an investment company. In fact, the Global Industry Classification Standard (GICS) developed by Morgan Stanley Capital International Inc. and Standard & Poors classifies the Company in the “Consumer Discretionary sector, Consumer Durables & Apparel industry group, Household Durables industry, and Housewares & Specialties sub-industry” – not in an investment or banking classification. Further, independent research provided by the Value Line Investment Survey, Weiss Ratings Inc., Hoover’s online, Yahoo! Finance, and Bloomberg.com all support this same conclusion. Each of these major financial services or publications characterizes the Company as having appliance, defense, and/or absorbent product operations. None of these sources identifies the Company as being engaged in the investment business.

C.	The Activities of the Company’s Officers and Directors

          The activities of the officers and the members of the Company’s Board are almost entirely devoted to the three core businesses. The Company’s Board has adopted a clear and unambiguous investment policy that mandates the preservation and liquidity of capital as opposed to total return or maximization of interest income. Consequently, little time is spent on investment related matters at meetings of the Board; the minutes of its meetings confirm that the Board spends the vast majority of its time reviewing the Company’s consumer appliance, defense, and absorbent products operations, considering managements’ views regarding those business operations, discussing potential acquisitions, and analyzing other potentially-significant issues (such as raw material costs, warehouse expansion, sales forecasts and planning reports, gross margin analysis, product advertising programs, and new product ideas). Little time is spent on investment-related matters; on average, only ten to fifteen minutes of every eight-hour Board meeting are spent discussing the Company’s investments.

          Just four of the Company’s [REDACTED] employees devote any time to the Company’s investments. The Company’s Vice President, Treasurer, and CFO spends less than 3 percent of his time on the management and oversight of the Company’s securities portfolios. The President and Chief Executive Officer devotes less than 1 percent of her time to such activities. None of the Company’s other officers (Vice Presidents of Sales, Engineering, Purchasing, and Senior Vice President) have any involvement in investment activities and all of their time is devoted to operating matters. Only two Company employees are involved in investment activities on a day-to-day basis, but both only partially so: (i) the Company’s cash and risk manager spends about 15 percent of his typical day tending to the Company’s investment activities; and (ii) a clerk who works for the cash and risk manager performs limited cash management functions. The cash and risk manager’s risk management activities include the purchase and administration of insurance policies, environment oversight, and, more recently, credit administration which encompasses the setting of appropriate terms and limits as well as the collection of payments due from the Company’s housewares/small appliance and absorbent product customers. The cash and risk manager has no formal investment training and does not receive special compensation for investment activities. Given these facts, there can be no serious question that the activities of the officers and members of the Company’s Board are wholly consistent with the conclusion that the Company is an operating company and not an investment company.12

D.	The Nature of the Company’s Present Assets

          Most of the Company’s present assets are dedicated to its operating businesses and the balance of its assets are held in high-quality, short-term, and safe instruments to ensure that they are readily available for new product introductions, capital improvements, acquisitions, dividends, and stock repurchases. Since 2003, the Company also has spent a significant amount of money on capital improvements and acquisitions and, thereby, has dedicated even more of its assets to its operating businesses. As a result of capital improvements, acquisitions, and new contracts, the fair value of the Company’s assets has also increased significantly in value since 2003.

          The most significant area of change in the Company’s fair value has occurred in its defense subsidiary. This change stems from a major military contract awarded in May 2005 whereby the Company will be responsible for producing, if all of the contract options are exercised, approximately $715 million worth of 40mm tactical and practice rounds for the military over the next five years. As a result of the combination of this contract and additional contracts secured by the Spectra facility, the sales revenue generated by the Company’s defense business is conservatively estimated to be [REDACTED] million in 2006 (up from [REDACTED] million in 2005, $24.5 million in 2004, and $10 million in 2003). Earnings have

12          In Tonopah Mining, the respondent did not establish that any member of its corporate management spent a considerable part of his time on the company’s operating matters. Here, nearly 100 percent of the Company’s management time, effort, and energy is focused on its operating businesses. Moreover, the individual directors in Tonopah Mining could be deemed experts in investing because of their significant investment experience. The members of National Presto’s Board of Directors, with the possible exception of less than 1 percent of one member’s time, are not involved in any of the Company’s investment activities.

increased and are projected to increase in a fashion commensurate with sales. As a result of that earnings increase, the fair value of the defense segment has also substantially increased. Additionally, over $30 million has been invested in new equipment for the absorbent products business since 2003. These investments and contracts have resulted in a decrease in the Company’s “investment securities” and an increase in the fair value of its assets.

          As a result of these changes, the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis was [REDACTED], as determined in good faith by the Company’s Board of Directors in accordance with Section 2(a)(41)(A)(ii) of the Act as of December 31, 2005.13 Additionally, as of December 31, 2005, the Company held only [REDACTED] in “investment securities.”14 It also held [REDACTED] of cash and cash items, including [REDACTED] of registered money market funds.15 The formula in the Section 3(a)(1)(C) definition of an investment company requires that “investment

13          The Board of Directors determined the fair value of the Company’s assets as of July 13, 2005, October 2, 2005, and December 31, 2005. To calculate the Company’s fair value on an unconsolidated basis, the Company’s Board of Directors used conservative multiples of projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to determine the fair value of each of its operating divisions. As of the most recent quarter ended, the Board of Directors determined that a willing buyer, in an arm’s length transaction, would likely pay the following for each of the Company’s operating business segments: (1) [REDACTED] for the Housewares/small appliance segment (valued at [REDACTED] times projected EBITDA); (2) [REDACTED] for the Defense segment (valued at [REDACTED] times projected EBITDA); and (3) [REDACTED] for the Absorbent products division (using the net property, plant, and equipment value). For purposes of the Board of Director’s fair valuation, the Company’s assets also included “investment securities” consisting of [REDACTED] of VRDNs, [REDACTED] of bonds refunded in treasury notes, and [REDACTED] of other short-term, high-quality instruments. For purposes of this Application only, all cash equivalents (except shares of registered money market funds) and marketable securities are deemed to be “investment securities.”

14          As previously stated, for purposes of this Application only, all cash equivalents (except shares of registered money market funds) and marketable securities are deemed to be “investment securities.”

15          See Willkie Farr & Gallagher, supra note 6.

securities” be divided by the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As of December 31, 2005, “investment securities” comprised only [REDACTED] percent of the fair value of the Company’s assets (exclusive of Government securities and cash items).” Because “investment securities” make up less than 40 percent of the fair value of the Company’s assets, the Company is not an investment company within the meaning of Section 3(a)(1)(C) and satisfies the nature of present assets prong of the Tonopah Mining tests.

E.	Sources of the Company’s Present Income

          Most of the Company’s present income is derived from its operating assets, not its “investment securities.” Over the last four fiscal quarters combined, only 23 percent16 of the Company’s total consolidated net income was derived from “Other income, principally interest,” which includes all income derived from “investment securities,” as well as earnings from miscellaneous non-investment sources like rentals and royalties.17 According to the decision in Moses v. Black, et al., however, “an equally, if not more relevant inquiry [to determine a company’s sources of present income] is the proportion of investment security income to operating income.”18 In Moses, the court pointed out the fallacy of using net operating results in the income analysis, observing that a company with an operating loss that generated a single dollar of income on its investment securities would show more income from

16          The percentage of the Company’s consolidated income that was derived from “Other income, principally interest” was determined as of the quarter ended October 2, 2005. Earnings figures are not yet available for the quarter ended December 31, 2005; however, net income derived from “investment securities” is expected to remain similarly insubstantial.

17          In addition to including all income derived from “investment securities,” royalties, and rental income, “Other income, principally interest” also includes other miscellaneous operating income. Portions of “Other income, principally interest” are stated pre-tax, rather than after-tax.

18          [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 97,866, at 90,367 (S.D.N.Y. 1981).

its “investment securities” than its operating business, a clearly unintended result. Under the test espoused in Moses, the Company’s investment security income has been below 10% for an extended period of time, as shown below:

Year	Gross Operating Income	Investment Earnings	Combined	Ratio
1994	128,070
1995	120,172
1996	106,008
1997	109,540
1998	107,073		[REDACTED]
1999	116,405
2000	119,604
2001	119,757
2002	133,729
2003	133,835
2004	158,956

The fact that such a small percentage of the Company’s present income is derived from its “investment securities” is entirely consistent with and supportive of the Company’s belief that is not primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

F.	Summary of the Legal Analysis

In sum, because:

•	the Company has a long history as a product manufacturer and marketer;

•	the Company is and intends to remain a manufacturer and marketer, has a reputation as being such, and has consistently made public representations to this effect;

•	the Company’s officers, directors, and employees devote a de minimus amount of their time to its investment activities;

•

the significant majority of the Company’s assets are devoted to its operating businesses, and less than 40 percent of the fair value of the Company’s assets constitute “investment securities” that are held for the purpose of supporting and financing the Company’s current and future operating businesses; and

•	such a small percentage of the Company’s earnings are derived from “investment securities,”

the Company believes that it fully satisfies each prong of the Tonopah Mining tests and is not an “investment company” as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Act.

V.	Request for an Order Under Section 8(f) of the Act Declaring that the Company has Ceased to be an Investment Company

          Section 8(f) of the Act provides that whenever the Commission, upon application, finds that a registered investment company has ceased to be an investment company, it shall declare so by order and upon the taking effect of such order the registration of such company shall cease to be in effect. Believing that it has ceased to be an investment company,19 the Company hereby requests that the Commission issue such an order.

VI.	Public Interest and Protection of Investors

          The Company also believes that the issuance of the requested order is appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, for the following reasons:

•

First, the Company is currently operating under a cloud of uncertainty due to Section 13(a)(4) of the Act, which prohibits a registered investment company from “[c]hang[ing] the nature of its business so as to cease to be an investment company,” absent shareholder

[19]	See note 2 supra.

approval. Because the Company is an operating company with substantial non-investment businesses, one possible interpretation of Section 13(a)(4) might be that the Company is required to cease administering and nourishing its operating businesses, including undertaking and completing acquisitions intended to improve the competitiveness of its operating businesses. In light of the potential ramifications stemming from such an interpretation of Section 13(a)(4), the Company is in the process of preparing a Proxy Statement pursuant to Section 13(a)(4) that would seek the approval from its shareholders of a resolution that would authorize the Board of Directors and officers to enter into any transactions or series of transactions that might have the effect of changing the nature of its business so as to cease to be an investment company.[20] Until that proxy is approved, however, the Company must continue to run its businesses under a cloud of uncertainty. It is respectfully submitted that the cloud of uncertainty regarding the Company’s ability to pursue means to build and increase the ongoing value of the Company’s operating businesses is not in the best interests of its shareholders, and thus is not in the public interest.

•

Second, the Company is a reporting company under the Securities Exchange Act of 1934 (“Exchange Act”), and its shares are listed for trading on the New York Stock Exchange. The financial reporting requirements under the Exchange Act for operating companies are robust, and the generally accepted accounting principles and the provisions of Regulation S-X that are applicable to operating companies like the Company unquestionably provide the best standards for reporting financial information to the Company’s shareholders and the investment community. As a result of filing the

[20]	See note 2 supra.

Notification and as illustrated below, the Company will be required, however, to prepare its financial statements for 2005 in compliance with those portions of Regulation S-X that apply to registered investment companies, leading to the preparation of financial statements that, while perhaps technically correct, will present a totally different picture of the Company’s financial health and well-being than financial statements prepared for operating companies and will be rendered, at the very least, meaningless and in all probability misleading to the Company’s shareholders.

o

Balance Sheet Valuation — For an “orthodox” investment company, the bulk of the assets can be objectively valued by use of a readily available market quotation or, if a market quotation is unavailable, a fair value can be inferred with some degree of exactitude in the case of bonds from matrix pricing. Neither market quotations nor matrix pricing are available for each of the Company’s three business segments and, therefore, the fair value of each business segment must be determined in good faith by the Company’s Board of Directors. When calculating the fair value of the Company’s assets, the Board uses valuation methods that are used by mergers and acquisition firms to calculate the fair value of an operating company that includes a combination of (1) earnings projections and (2) a review of current purchase price multiples for similarly situated companies. Although the Board has acted in good faith and uses current information in calculating the fair value of its business segments, such a calculation could never be exact. It will be less than comforting to its shareholders to find that the bulk of the Company’s assets fall into this category and that the balance sheet is primarily an estimate, albeit one done in good faith.

o

Income Statement — For an “orthodox” investment company, the bulk of the earnings are from investment assets, and a review of the list of assets and the earnings, returns, and market value changes in those investment assets are meaningful. In the Company’s case, the majority of the earnings are from operations, most of which are derived from its wholly-owned subsidiaries. Under Article 6 of Regulation S-X, earnings from a subsidiary are deemed to be realized and recognized by a parent only when a subsidiary pays a dividend. That means that the majority of the Company’s earnings will not be reported unless the subsidiaries pay dividends. Moreover, more than 75 percent of the Company’s earnings for both 2003 and 2004 were sourced from its operating businesses, a majority of which was derived from its subsidiaries. Compliance with the investment company provisions in Regulation S-X would have the effect of removing the majority of the Company’s earnings - from subsidiaries - from shareholder review, while a small portion will end up as a single line item in which sales and expenses are offset against one another. The least meaningful of the Company’s earnings (those sourced from securities) would, however, be provided in full detail. Likewise, the Company’s earnings could be grossly distorted by simple changes in operating company purchase price multiples, which would potentially result in significant changes in values from the prior period to the most recent reporting period. Such sizable changes in multiples do occur. For example, the average multiple for transactions reported by Baird in 2004 that were less than $100 million was 6.0 times EBITDA (earnings before interest, taxes, depreciation, and amortization), but increased to 9.8 times in 2005. Such a swing can result in a significant difference in asset values between periods and hence unrealized income or losses of millions would effectively be created and reported that had nothing to do with the actual operation of the businesses.

o

Absence of Information and Disclosures – The Board’s good faith valuation of each business would replace the information and disclosures that the shareholders have historically received that enabled them to independently determine the value of the company, its prospects, and the performance of the management team. Information about the nature of the company’s operating businesses, sales revenues, margins, expenses by category, risks, significant customers, backlogs, product introductions, and the like – all information that is critically important to evaluate an operating business – will no longer be provided to the shareholders under investment company reporting and accounting. Disclosures of this nature are not significant for “orthodox” investment companies whose assets are primarily investments. It is submitted that, by following the investment company provision in Regulation S-X, the Company will suppress this kind of information, when the bulk of its assets consist of its operating businesses, and that would be a grave disservice to its shareholders.

•

Third, the Sarbanes-Oxley Act applies differently to operating companies that are reporting companies under the Exchange Act than to investment companies that are registered under Section 8 of the Act. Specifically, Section 405 of the Sarbanes-Oxley Act provides that nothing in Sections 401, 402, and 404 of the Sarbanes-Oxley Act shall apply to any registered investment company. The Company has been in compliance with Sections 401, 402, and 404 and had been actively working with its independent accountants to complete the Section 404 audit for the fiscal year ended December 31, 2005. Section 404 assures that (i) management of an operating company is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and (ii) its independent accountants prepare an assessment of and attest to such internal controls. The Company is now registered under Section 8 of the Act. Sections 401, 402, and 404 are no longer applicable, thereby depriving its shareholders of the investor protection benefit of the Company’s compliance with those provisions. It is respectfully submitted that shielding the Company from compliance with Sections 401, 402, and 404 of the Sarbanes-Oxley Act is not in the best interests of its shareholders and the investment community, and thus is not in the public interest.

•

Finally, the Commission issuing an order declaring that the Company has ceased to be an investment company would be entirely consistent with each of the of the provisions under Section 1(b) of the Act that state when the national public interest and the interest of investors are adversely affected. It is respectfully submitted that issuing an order to the Company pursuant to Section 8(f) is in the best interests of its shareholders and the investment community, and thus is in the public interest.

VII.	Conclusion

          The Company respectfully submits that it is not an investment company as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Act and therefore has ceased to be an investment company.21 For the reasons set forth above, the Company believes that it is engaged primarily in the business of manufacturing and selling small appliances, absorbent products, and defense

[21]	See note 2 supra.

products, and that it is not engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

VII.	Procedural Matters

          Pursuant to Rule 0-2(f) under the Act, the Company states that its address is as indicated on the first page of this Application; the Company further states that all written communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Wilmer, Cutler, Pickering, Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6240

          The Company desires that the Commission issue an order pursuant to Rule 0-5 under the Act without a hearing being held.

          The Company represents for purposes of Rule 0-2(c) under the Act that the undersigned is authorized to file this Application.

          The verification required by Rule 0-2(d) under the Act is attached as Exhibit A.

          The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) under the Act is attached as Exhibit B.

VIII.	Request for Order

          For the foregoing reasons, the Company requests that the Commission enter an order pursuant to Section 8(f) of the Act declaring that the Company has ceased to be an investment company. 22

NATIONAL PRESTO INDUSTRIES, INC.

By

Maryjo Cohen
Chair of the Board, Chief Executive Officer, and
President

Dated: January 18, 2006

[22]	See note 2 supra.

EXHIBIT A

VERIFICATION

STATE OF WISCONSIN	)
	)	ss
COUNTY OF EAU CLAIRE	)

          The undersigned, being duly sworn, deposes and says that she has duly executed the attached “Application Pursuant to Section 8(f) of the Investment Company Act of 1940, as Amended, for an Order Declaring that National Presto Industries, Inc., has Ceased to be an Investment Company” for and on behalf of National Presto Industries, Inc.;1 that she is the Chair of the Board, Chief Executive Officer, and President of National Presto Industries, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further deposes and says that she is familiar with such instrument and the contents therein set forth are true to the best of her knowledge, information, and belief.

Maryjo Cohen
Chair of the Board, Chief Executive Officer, and President National Presto Industries, Inc.

Subscribed and sworn to
before me, a Notary Public
this 18th day of January, 2006.

[Official Seal]

My commission expires: 7/30/2006 State of Wisconsin County of Eau Claire

1           The judgment of the Court in SEC v. National Presto Industries, Inc. is currently under appeal. The Company filed the Notification with the Commission solely to comply with the Order and, in turn, to avoid contempt proceedings and a bar to engaging in Interstate Commerce. The Company maintains that it has never met the definition of an “investment company” under the Act. Accordingly, by filing this Application, the Company does not intend to concede any issue that may be presented on appeal in that litigation.

EXHIBIT B

FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

Release No. IC- __________; ____________, 2006

File No. 812- ________

Agency: Securities and Exchange Commission (the “Commission”).

Action: Notice of application for an order under section 8(f) of the Investment Company Act of 1940, as amended (the “Act”).

Summary: Applicant National Presto Industries, Inc. (the “Company”) seeks an order under section 8(f) of the Act declaring that the Company has ceased to be an investment company.

Filing Date: The application was filed on January __, 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _______, 2006, and should be accompanied by proof of service on the applicant, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s request, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission’s Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549; National Presto Industries, Inc., 3925 North Hastings Way, Eau Claire, Wisconsin 54703-3703.

For Further Information Contact: __________, [title] (202) 551- ________, Division of Investment Management, Office of Investment Company Regulation.

Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the Commission’s Public Reference Branch, 100 F Street, N.E., Washington, D.C. 20549 (tel. (202) 551-8090).

Applicant’s Representations:

          1.          On December 27, 2005, the applicant filed Form N-8A, a Notification of Registration under section 8(a) of the Investment Company Act of 1940, as amended (the “Act”) (the “Notification”), with the Securities and Exchange Commission (the “Commission”) in order to comply with an Order for Permanent Injunction (the “Order”) entered by Charles R. Norgle,

B-l

District Judge of the United States District Court for the Northern District of Illinois, dated December 9, 2005, in SEC v. National Presto Industries, Inc., as clarified on December 23, 2005. The Opinion and Order (the “Opinion”) entered by the Court on October 31, 2005, was based solely on financial information from the period of 1994 through 2003, and did not consider substantial changes that had occurred after 2003. As a result of changes in the fair value of the Company’s assets since 2003, the Company is not now an investment company as defined in section 3(a)(1) of the Act.1

          2.          Solely for the purposes of this application, the applicant takes the position that it is registered, fully subject to the jurisdiction of the Commission under the Act.2

The Applicant’s Legal Analysis:

          1.          There are two principal definitions of the term “investment company” in the Act. An entity that is an investment company under either definition must be registered under the Act. Section 3(a)(1)(A) of the Act defines the term “investment company” to mean any issuer that:

“is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities....”

Section 3(a)(1)(C) also defines the term “investment company” to mean any issuer that:

“is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Section 2(a)(41)(A) of the Act defines the term “value” for purposes of section 3 of the Act to mean “(i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.” Further, the term “investment securities” is defined in section 3(a)(2) of the Act to mean “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which are (i) not investment companies, and (ii) are not relying on the exception from the definition of investment company” in sections 3(c)(1) or 3(c)(7) of the Act.

[1]          The judgment of the Court in SEC v. National Presto Industries, Inc. is currently under appeal. The Company filed the Notification with the Commission solely to comply with the Order. The Company maintains that it has never met the definition of an “investment company” under the Act. Accordingly, by filing this Application, the Company does not intend to concede any issue that may be presented on appeal in that litigation.

[2] Id.

          2.          The applicant asserts that it currently3 is not an “investment company” as defined in sections 3(a)(1)(A) or 3(a)(1)(C) of the Act. With respect to the section 3(a)(1)(C) definition, as a result of changes in the fair value of the applicant’s assets since 2003, the applicant further asserts that it does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis. With respect to the section 3(a)(1)(A) definition, the applicant also asserts that it is not, and does not hold itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Although Judge Norgle did not find that the Company was an “orthodox” investment company within the meaning of section 3(a)(1)(A), but instead found it was an “inadvertent” investment company under section 3(a)(1)(C), for purposes of thoroughness and the statutory exemption from section 3(a)(1)(C) provided in section 3(b)(1), an analysis of the Company’s primary business is provided below.

          3.          The applicant states that, when determining the primary business of an issuer for purposes of the Act, the Commission traditionally has focused on a company’s historical development, its public representations of policy, the activities of its officers and directors, the nature of its present assets, and the sources of its present income (the “Tonopah Mining tests”). In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (July 22, 1947). The applicant represents that it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities under the Tonopah Mining tests and does not fall within the definition of “investment company” in sections 3(a)(1)(A) or 3(a)(1)(C) of the Act.

          4.          The applicant asserts that based on its historical development as a producer of appliances, absorbent products, and defense products, there can be no serious question that the Company has always been primarily an operating company and has never been, and does not intend to be, primarily engaged in the business of acquiring investment securities for investment, reinvestment, or trading.

          5.          The applicant contends that it has always held itself out as an operating company. The applicant maintains that its Annual Reports, Forms 10-K and 10-Q, and its press releases and newspaper coverage are unequivocal in portraying the Company as an operating company. The applicant further contends that at no point has it indicated to the public, including its shareholders, the press, or the population at large, an interest in pursuing the investment business. The applicant also contends that all of its representations have focused on the appliance business, the defense business, the absorbent products business, and the Company’s desire to diversify its operating businesses, and that none of its representations identify the investment business as an activity pursued by the Company.

          6.          The applicant represents that the activities of its officers and members of the Board are almost entirely devoted to the three core businesses. The applicant also represents that its Board has adopted a clear and unambiguous investment policy that mandates the preservation and liquidity of capital as opposed to total return or maximization of interest income. The applicant further represents that, consequently, little time is spent on investment related matters

[3]	Id.

at meetings of the Board, and that the minutes of its meetings confirm that the Board spends the vast majority of its time reviewing the Company’s consumer appliance, defense, and absorbent products operations, considering managements’ views regarding those business operations, discussing potential acquisitions, and analyzing other potentially-significant issues (such as raw material costs, warehouse expansion, sales forecasts and planning reports, gross margin analysis, product advertising programs, and new product ideas). Finally, the applicant maintains that little time is spent on investment-related matters, and that, on average, only ten to fifteen minutes of every eight-hour Board meeting are spent discussing the Company’s investments.

          7.          The applicant maintains that most of its present assets are dedicated to its operating businesses and that the balance of its assets are held in high-quality, short-term, and safe instruments to ensure that they are readily available for new product introductions, capital improvements, acquisitions, dividends, and stock repurchases. The applicant represents that, since 2003, it has spent a significant amount of money on capital improvements and acquisitions and, thereby, has dedicated even more of its assets to its operating businesses. The applicant also maintains that as a result of capital improvements, acquisitions, and new contracts, the fair value of its assets has increased significantly in value since 2003.

          8.          The applicant states that the most significant area of change in its fair value has occurred in its defense subsidiary. The applicant further states that this change stems from a major military contract awarded in May 2005 whereby it will be responsible for producing, if all of the contract options are exercised, approximately $715 million worth of 40mm tactical and practice rounds for the military over the next five years. The applicant also states that, as a result of the combination of this contract and additional contracts secured by its Spectra facility, the sales revenue generated by the Company’s defense business is conservatively estimated to be [REDACTED] million in 2006 (up from [REDACTED] million in 2005, $24.5 million in 2004, and $10 million in 2003). The applicant maintains that earnings have increased and are projected to increase in a fashion commensurate with sales and, as a result of the earnings increase, the fair value of the defense segment has also substantially increased. Additionally, over $30 million has been invested in new equipment for the absorbent products business since 2003. The applicant also states that these investments and contracts have resulted in a decrease in its “investment securities” and an increase in the fair value of its assets.

          9.          The applicant asserts that, as a result of these changes, the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis was [REDACTED], as determined in good faith by the Company’s Board of Directors in accordance with section 2(a)(41)(A)(ii) of the Act as of December 31, 2005. The applicant also asserts that, as of December 31, 2005, the Company held only [REDACTED] in “investment securities,” and that it also held [REDACTED] of cash and cash items, including [REDACTED] of registered money market funds. The applicant contends that the formula in the Section 3(a)(1)(C) definition of an investment company requires that “investment securities” be divided by the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The applicant further contends that, as of December 31, 2005, “investment securities” comprised only [REDACTED] percent of the fair value of the Company’s assets (exclusive of Government securities and cash items).” The applicant also contends that because “investment securities” make up less than 40 percent of the fair value of its assets, it is not an investment company within the meaning of Section 3(a)(1)(C) and satisfies the nature of present assets prong of the Tonopah Mining tests.

          10.          The applicant asserts that most of its present income is derived from its operating assets, not its “investment securities.” The applicant further asserts that over the last four fiscal quarters combined, only 23 percent of its total consolidated net income was derived from “Other income, principally interest,” which includes all income derived from “investment securities,” as well as earnings from miscellaneous non-investment sources like rentals and royalties. Furthermore, the applicant contends that, according to the decision in Moses v. Black, et al., [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 97,866, at 90,367 (S.D.N.Y. 1981), “an equally, if not more relevant inquiry [to determine a company’s sources of present income] is the proportion of investment security income to operating income.” The applicant also contends that in Moses, the court pointed out the fallacy of using net operating results in the income analysis, observing that a company with an operating loss that generated a single dollar of income on its investment securities would show more income from its “investment securities” than its operating business, a clearly unintended result. Finally, the applicant contents that, under the test espoused in Moses, its investment security income has been below 10% for an extended period of time.

Public Interest and Protection of Investors:

          1.          The applicant states it is currently operating under a cloud of uncertainty due to section 13(a)(4) of the Act, which prohibits a registered investment company from “[c]hang[ing] the nature of its business so as to cease to be an investment company,” absent shareholder approval. The applicant asserts that, because it is an operating company with substantial non-investment businesses, one possible interpretation of section 13(a)(4) might be that it is required to cease administering and nourishing its operating businesses, including undertaking and completing acquisitions intended to improve the competitiveness of its operating businesses. The applicant represents that, in light of the potential ramifications stemming from such an interpretation of section 13(a)(4), it is in the process of preparing a Proxy Statement pursuant to section 13(a)(4) that would seek the approval from its shareholders of a resolution that would authorize the Board of Directors and officers to enter into any transactions or series of transactions that might have the effect of changing the nature of its business so as to cease to be an investment company.4 The applicant maintains that, until that proxy is approved, it must continue to run its businesses under a cloud of uncertainty. The applicant respectfully submits that the cloud of uncertainty regarding its ability to pursue means to build and increase the ongoing value of its operating businesses is not in the best interests of its shareholders, and thus is not in the public interest.

          2.          The applicant represents that it is a reporting company under the Securities Exchange Act of 1934 (“Exchange Act”) and that its shares are listed for trading on the New York Stock Exchange. The applicant contends that the financial reporting requirements under the Exchange Act for operating companies are robust, and that the generally accepted accounting principles and the provisions of Regulation S-X applicable to operating companies like the

[4] Id.

Company unquestionably provide the best standards for reporting financial information to the Company’s shareholders and the investment community. The applicant also contends that as a result of filing the Notification, it will be required to prepare its financial statements for 2005 in compliance with those portions of Regulation S-X that apply to registered investment companies, leading to the preparation of financial statements that, while perhaps technically correct, will present a totally different picture of the Company’s financial health and well-being than financial statements prepared for operating companies and will be rendered, at the very least, meaningless and in all probability misleading to its shareholders.

          3.           The applicant asserts that the Sarbanes-Oxley Act applies differently to operating companies that are reporting companies under the Exchange Act than to investment companies that are registered under section 8 of the Act. The applicant further asserts that, specifically, section 405 of the Sarbanes-Oxley Act provides that nothing in sections 401, 402, and 404 of the Sarbanes-Oxley Act shall apply to any registered investment company. The applicant also asserts that it has been in compliance with sections 401, 402, and 404 and had been actively working with its independent accountants to complete the Section 404 audit for the fiscal year ended December 31, 2005. The applicant contends that section 404 was intended by Congress to assure that (i) management of an operating company is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and (ii) its independent accountants prepare an assessment of and attest to such internal controls. The applicant states that it is now registered under section 8 of the Act and that sections 401, 402, and 404 are no longer applicable, thereby depriving its shareholders of the investor protection that those provisions were designed to confer, and thus is not in the public interest.

          4.          The applicant asserts that the Commission issuing an order declaring that it has ceased to be an investment company would be entirely consistent with each of the of the provisions under section 1(b) of the Act that state when the national public interest and the interest of investors are adversely affected. The applicant respectfully submite that issuing an order to the Company pursuant to section 8(f) is in the best interests of its shareholders and the investment community, and thus is in the public interest.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Nancy M. Morris
Secretary